Chapman and Cutler LLP 1801 K Street NW 7th Floor Washington, DC. 20006 T 202-478-6492

January 3, 2025

VIA EDGAR CORRESPONDENCE AND BY EMAIL

Aaron Brodsky

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Volatility Shares Trust; File Nos. 333-263619; 811-23785

Dear Mr. Brodsky:

This letter responds to comments provided by Ms. Tara Varghese on December 2, 2024 by telephone, regarding the registration statement filed on Form N-1A by Volatility Shares Trust (the “Registrant”) with the U.S. Securities and Exchange Commission (the “Commission”) on November 22, 2024 (the “Registration Statement”). The Registration Statement relates to the Volatility Premium Plus ETF (formerly -1x Short VIX Mid Term Futures Strategy ETF) (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

Please revise the disclosure to make clear that the main driver of performance for the Fund is going short volatility, even if this is not the only way an investor may benefit from an investment in Fund shares.

Response: Because this comment was received after the Registration Statement became automatically effective under Rule 485 under the Securities Act of 1933, and after the Fund had already begun operating pursuant to its new name, new ticker symbol and amended principal investment strategies and risks, the Registrant will make the requested change at the next annual update of the Fund’s prospectus and statement of additional information.

Comment 2

Please supplementally explain if there are any additional strategies to create the volatility premium aside from shorting the VIX and investing in financial instruments and cash-like instruments and high quality securities.

Response: There are no additional strategies the Fund utilizes to create the volatility premium beyond those described in the Registration Statement.

Comment 3

Under the section discussing distribution of the volatility premium, the disclosure states that “the Fund intends to distribute these premiums by declaring and paying a monthly dividend.” The Fund’s disclosure indicates that the Fund contemplates paying a regular distribution out of the volatility premium. Please supplementally explain and clarify the disclosure to explain if the volatility premium will be distributed or accounted for as price appreciation.

Response: The Registrant confirms that the volatility premium, if any, will be accounted for as price appreciation through an increase in the Fund’s net asset value. The Registrant further confirms that the Fund will pay a regular distribution, which may be composed of net investment income, including the Fund’s volatility premium, if any; net realized short-term capital gains; and return of capital. When a distribution is declared, the net asset value will be adjusted on ex-dividend date for the per share amount of the distribution.

*  *  *  *  *  *  *  *

Please call me at (202) 478-6492 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

By:	/s/ Barry Pershkow
Barry Pershkow

cc:	Tara Varghese, Branch Chief, Division of Inv. Mgt., SEC

Justin Young, Volatility Shares LLC

Stuart Barton, Volatility Shares LLC

Chang Kim, Volatility Shares LLC

Morrison Warren, Chapman & Cutler LLP

James Borrasso, Chapman & Cutler LLP